SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TICKETMASTER GROUP, INC.
                                 (Name of Issuer)


                             COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)


                                   88633U 10 3
                                  (CUSIP Number)


                                 JAMES GALLAGHER
                                    HSN, INC.
                                  1 HSN DRIVE
                            ST. PETERSBURG, FL  33729
                                 (813) 572-8585

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 17, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-ment / X /. (A fee is not required only if the reporting per-son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               Page 1 of 10 Pages




           CUSIP No. 88633U 10 3         13D        Page 2 of 10 Pages


         1    NAME OF REPORTING PERSON  HSN, INC.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              59-2712887


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO, WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                                  7    SOLE VOTING POWER
             NUMBER OF                 12,395,014
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    12,395,014
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,395,014 shares of Common Stock

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              50.1%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT





         ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to shares of common stock, no par value per share ("Ticketmaster Common Stock"), of Ticket-master Group, Inc., an Illinois corporation ("Ticketmaster"). The principal executive offices of Ticketmaster are located at 8800 Sunset Boulevard, West Hollywood, California 90069.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is filed by HSN, Inc., a Delaware cor-poration ("HSNi"). HSNi's principal areas of business are electronic retailing and television broadcasting. The princi-pal executive offices of HSNi are located at 1 HSN Drive, St. Petersburg, Florida 33729.

                  During the last five years neither HSNi nor, to the best of HSNi's knowledge, any of its executive officers or di-rectors or any Control Person (as defined below) or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misde-meanors) or has been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction as result of which HSNi or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Each executive officer and each director of HSNi and of each Control Person is a citizen of the United States. The name, business address, and present principal occupation (in-cluding the name, principal business and address of the corpo-ration or organization in which such employment is conducted) of each executive officer and director of HSNi and of each Con-trol Person is set forth in Annex A to this Schedule 13D and is specifically incorporated herein by reference.

                  Barry Diller, Chairman of the Board and Chief Execu-tive Officer of HSNi, through BDTV, BDTV II, Inc. and BDTV III, Inc., each a Delaware corporation with its principal executive offices located at 2425 Olympic Boulevard, 6th Floor, Santa Monica, CA 90404 (each, a "Control Person"), controls (directly and indirectly) approximately 73% of the voting power of HSNi and is therefore able to control the outcome of any vote of stockholders of HSNi in which HSNi's common stock and class B common stockholders vote together as a single class. For ad-ditional information relating to Mr. Diller's ownership of HSNi common stock, reference is made to the Schedule 13D of Mr. Diller with respect to HSNi, as amended.











         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On July 17, 1997, pursuant to a Stock Exchange Agree-ment, dated as of May 20, 1997, by and between Paul G. Allen and HSNi (the "Stock Exchange Agreement"), HSNi acquired 12,283,014 shares (the "Shares") of Ticketmaster Common Stock in exchange for the issuance to Mr. Allen of 7,238,507 shares of common stock, par value $.01 per share, of HSNi ("HSNi Com-mon Stock"), subject to the issuance of up to an additional 3,257,328 shares of HSNi Common Stock to be reserved for con-tingent issuance in July 1998 if the average market price of HSNi Common Stock over a specified period prior to such date is below $29 per share. A copy of the Stock Exchange Agreement is attached hereto as Exhibit 1 and is incorporated herein by ref-erence, and the description herein of the Stock Exchange Agree-ment is qualified in its entirety by reference thereto.

                  On July 24, and 25, 1997, HSNi acquired, in open market purchases, 70,000 and 42,000 shares, respectively, of Ticketmaster Common Stock for $16 per share, or an aggregate purchase price of $1,792,000 (excluding commissions). HSNi's working capital was used to make such purchases.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  The Stock Exchange Agreement was entered into, and the Shares were purchased, in order that HSNi could acquire and hold a significant ownership stake in Ticketmaster for invest-ment purposes while exploring all alternatives relative to Ticketmaster available to HSNi. Those alternatives may in-clude, without limitation, acquiring additional shares of Tick-etmaster Common Stock in the open market or otherwise (which may include by merger) and/or pursuing strategic opportunities between HSNi and Ticketmaster relating to fulfillment and other arrangements.

                  While HSNi has not reached any definite conclusions concerning its future course of action with respect to Ticketmaster and the Ticketmaster Common Stock beneficially owned by it and will continue to consider all of its options, HSNi is considering the possibility of proposing a merger. However, there can be no assurance that any such merger proposal will be made or, even if made, as to what the terms or timing of such proposal would be. In reaching any conclusion as to its future course of action HSNi will take into consideration various factors, including, but not limited to, Ticketmaster's business and prospects, other developments concerning Ticketmaster, other business opportunities available to HSNi, developments with respect to the businesses of HSNi, general economic conditions and money and stock market condi-tions, including, but not limited to, the market price of the Ticketmaster Common Stock.

                  Under the Stock Exchange Agreement, Mr. Allen was re-quired to use all reasonable efforts to cause Ticketmaster to take such action so that, effective upon the closing under the Stock Exchange Agreement, the Board of Directors of Ticketmas-ter would consist of up to a majority of persons designated by HSNi (the precise number of which was to be determined by







         HSNi). Under this provision, Barry Diller, Chairman and Chief Executive Officer of HSNi, and James Held, President and Chief Executive Officer of Home Shopping Network, Inc. and Vice Chairman of HSNi, joined the Ticketmaster Board of Directors as of the closing under the Stock Exchange Agreement.

                  HSNi reserves the right, subject to applicable law, to: (i) acquire additional shares of Ticketmaster Common Stock, in open market or privately negotiated transactions, through merger, or otherwise; (ii) dispose of all or a portion of its holdings of Ticketmaster Common Stock; (iii) continue to hold all or a part of such shares and exercise voting control over Ticketmaster, or to hold such shares as a passive invest-ment; (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D; or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

                  Except as set forth in this Item 4, HSNi presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  On July 17, 1997, the Company consummated the transac-tions contemplated by the Stock Exchange Agreement and acquired from Paul G. Allen 12,283,014 shares of Ticketmaster Common Stock, of which HSNi holds sole voting and dispositive power.
         An additional 112,000 shares of Ticketmaster Common Stock were acquired in open market purchases from July 24 to July 25, 1997. Based upon 24,739,715 shares of Ticketmaster Common Stock out-standing as of May 20, 1997, the shares of Ticketmaster Common Stock held by HSNi represent approximately 50.1% of the total number of shares of Ticketmaster Common Stock outstanding.

                  Bruce Ramer, a director of HSNi, owns 2,500 shares of Ticketmaster Common Stock for which he holds sole voting and dispositive power. HSNi disclaims beneficial ownership of the shares owned by Mr. Ramer.

                  William Savoy, as a director of Ticketmaster received on June 10, 1997 a grant of options to acquire 10,000 shares of Ticketmaster Common Stock (exercisable at $13.875 per share beginning on December 10, 1997). HSNi disclaims beneficial ownership of the options and underlying shares owned by Mr. Savoy.

                  Except as set forth in Item 3 and this Item 5, no transactions involving Ticketmaster Common Stock have been effected during the past 60 days by HSNi or, to the best knowledge of HSNi, by its directors, executive officers or Control Persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth under Items 3 and 4 of this
         Schedule 13D is incorporated herein by reference.

                  HSNi has entered into a letter agreement with Fredric
         D. Rosen (the "Letter Agreement") in connection with the Stock Exchange Agreement, under which HSNi will extend the period







         during which Mr. Rosen may exercise his "Tag-Along Rights" in respect of the 306,208 shares of Ticketmaster Common Stock cov-ered by the Shareholders Agreement, dated as of December 15, 1993, by and among Mr. Allen, Mr. Rosen and certain other par-ties (the "Shareholders Agreement"). Mr. Rosen may exercise, and HSNi will honor, Mr. Rosen's Tag-Along Rights under the Shareholders Agreement, provided that Mr. Rosen notify HSNi of his decision to exercise his tag-along rights no later than January 6, 1998.

                  A copy of the Letter Agreement is attached hereto as
         Exhibit 2 and is incorporated herein by reference, and the de-scription herein of the Letter Agreement is qualified in its entirety by reference thereto.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 -   Stock Exchange Agreement

         Exhibit 2 -   Letter Agreement






































                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       HSN, INC.



                                       By: /s/ Jed B. Trosper
                                            Name:  Jed B. Trosper
                                            Title: Executive Vice President,
                                                   Chief Financial Officer and
                                                   Treasurer
         July 28, 1997













































                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

         Exhibit 1 -            Stock Exchange Agreement

         Exhibit 2 -            Letter Agreement






















































                                      ANNEX A

                       DIRECTORS, EXECUTIVE OFFICERS OF HSNI
                                AND CONTROL PERSONS

          (unless otherwise noted, each person's business address is:
                    1 HSN Drive, St. Petersburg, FL  33729

                                                     Principal Business or
 Name                Principal Occupation            Organization in which
                     and Business Address            such Business is Conducted

 Paul G. Allen*      Investor.  110 110th Avenue,    Investment
                     N.E., Suite 550, Bellvue,
                     Washington 98004.

 Barry Diller*       Chairman of the Board and,      HSN, Inc.
                     Chief Executive Officer.
                     Sole director and executive
                     officer of the Control
                     Persons.
                     152 West 57th Street, 38th
                     Floor, New York, New York
                     10019.

 Brian J. Feldman    Controller.                     HSN, Inc.

 James G.            Vice President, General         HSN, Inc.
 Gallagher           Counsel and Secretary

 James G. Held*      Vice Chairman of the Board,     HSN, Inc.
                     Chief Executive Officer of
                     Home Shopping Network

 Victor A.           Office of the Chairman and      HSN, Inc.
 Kaufman*            Director of HSN, Inc.
                     152 West 57th Street, 38th
                     Floor, New York, New York
                     10019.


 John E.             Chairman of Blackstar Com-      Ownership and Operation of
 Oxendine*           munications, Inc., and          Television Stations; cable
                     Chairman and Chief Executive    television programming
                     Officer of Blackstar LLC,

          ______________________
          *  Indicates Director of HSN, Inc.












                     1211 Connecticut Avenue NW,
                     Suite 509, Washington, DC
                     20036.

 Bruce M. Ramer*     Principal of the law firm       Attorney
                     Gang, Tyre, Ramer & Brown,
                     132 S. Rodeo Drive, Beverly
                     Hills, CA 90212.

 Fredric D.          President and Chief Execu-      Automated ticketing ser-
 Rosen*              tive Officer, Ticketmaster      vices
                     Group, Inc.
                     8800 Sunset Boulevard, West
                     Hollywood, CA  90069

 William D.          President, Vulcan Ventures,     Investment
 Savoy*              110 110th Avenue, N.E.,
                     Suite 550, Bellvue, Washing-
                     ton 98004.

 H. Norman           Retired Military Officer.
 Schwarzkopf*

 Eli J. Segal*       Consultant to Bits & Pieces,    Consumer products company;
                     Inc. and Sirius Thinking        independent television pro-
                     Ltd.                            ducer

 Sidney J.           Partner of the Bubble Fac-      Entertainment company
 Sheinberg*          tory, 8840 Wilshire
                     Boulevard, Beverly Hills, CA
                     90211.

 Richard E.          Chairman and Chief Executive    Book publishing
 Snyder*             Officer of Golden Books Fam-
                     ily Entertainment, 850 Third
                     Avenue, New York, NY 10022.

 Jed B. Trosper      Executive Vice President,       HSN, Inc.
                     Chief Financial Officer and
                     Treasurer




                                       -10-